# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ParaZero Technologies Ltd., CIK 0001916241
CUSIP: M7S13T102
Title of class of securities: Ordinary Shares, par value NIS 0.02 per share
Address of issuer's principal executive offices: 1 HATACHANA STREET, KFAR SABA, Israel (L3), 4453001
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075341

## Reporting persons
- Brumder William George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,640,264; shared voting power 0; sole dispositive power 1,640,264; shared dispositive power 0; aggregate amount beneficially owned 1,640,264 (9.6% of the class)

## Item 1. Issuer
Name of issuer: ParaZero Technologies Ltd.
Address of issuer's principal executive offices: 1 HATACHANA STREET, KFAR SABA, ISRAEL, 4453001

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is filed by William George Brumder II.
Address of principal business office or, if none, residence:
c/o HoganTaylor LLP
1225 N. Broadway Ave., Ste. 200
Oklahoma City, OK 73103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own 1,640,264 shares of Ordinary Shares, par value NIS 0.02 per share, of the Issuer (the "Ordinary Shares").
Percent of class:
The following percentage is based upon 17,063,630 Ordinary Shares outstanding as of May 27, 2025, which is the total number of Ordinary Shares outstanding, as disclosed in Exhibit 99.1 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 29, 2025.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own approximately 9.6% of the Ordinary Shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brumder William George: /s/ William George Brumder II, William George Brumder II (08/21/2025)